Exhibit 99.1

The Hague, July 18, 2014

Aegon completes neutralization of stock dividend dilution

Aegon has completed the program announced on June 17, 2014 to neutralize the dilutive effect of the 2013 final dividend paid in shares.

Between June 20, 2014 and July 17, 2014 a total of 14,488,648 common shares were repurchased, at an average price of EUR 6.43 per share. Weekly updates of the program are available on www.aegon.com/sharebuyback.

News releases, financial calendar and other corporate publications can also be found in Aegon’s Investor & Media App.

Media relations	Investor relations
Robin Boon	Willem van den Berg
+31 (0) 70 344 8956	+31 (0) 70 3448305
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.